Great Wolf Resorts, Inc.
525 Junction Road
South Tower, Suite 6000
Madison, Wisconsin 53717
October 14, 2010
VIA EDGAR
Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Great Wolf Resorts, Inc.
GWR Operating Partnership, L.L.L.P.
Great Wolf Finance Corp.
GWR OP General Partner, LLC
BHMH, LLC
Grapevine Beverage, Inc.
Great Lakes Services, LLC
Great Wolf Lodge of Grapevine, LLC
Great Wolf Lodge of Kansas City, LLC
Great Wolf Lodge of PKI, LLC
Great Wolf Lodge of Traverse City, LLC
Great Wolf Lodge of Williamsburg, LLC
Great Wolf Williamsburg SPE, LLC
Mason Family Resorts, LLC
Scooops Tenant, LLC
Registration Statement on Form S-4 (File Nos. 333-169407)

Ladies and Gentlemen:
          Pursuant to Rule 461 of the Securities Act of 1933, GWR Operating Partnership, L.L.L.P., a Delaware limited liability limited partnership (the “Company”), Great Wolf Finance Corp., a Delaware corporation (“Great Wolf Finance” and together with the Company, the “Issuers”) and Great Wolf Resorts, Inc. and certain of its direct and indirect subsidiaries (together with the Issuers and Great Wolf Resorts, Inc., the “Registrants”), hereby request that the effective date of the above-captioned Registration Statement on Form S-4 (the “Registration Statement”) be accelerated to October 15, 2010 at 4:30 p.m. Eastern time or as soon thereafter as may be practicable.

          We understand that the staff of the Securities and Exchange Commission (the “Commission”) will consider this request as confirmation by each of the Registrants of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statements. In connection with the foregoing, each of the Registrants represents and acknowledges that:
•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrants may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If you have any questions regarding the foregoing, please contact Lawrence G. Wee (212-373-3052) or K. Ruth Wahl (212-373-3675) of Paul, Weiss, Rifkind, Wharton & Garrison LLP.

Sincerely,

Great Wolf Resorts, Inc.
GWR Operating Partnership, L.L.L.P.
Great Wolf Finance Corp.
GWR OP General Partner, LLC
BHMH, LLC
Grapevine Beverage, Inc.
Great Lakes Services, LLC
Great Wolf Lodge of Grapevine, LLC
Great Wolf Lodge of Kansas City, LLC
Great Wolf Lodge of PKI, LLC
Great Wolf Lodge of Traverse City, LLC
Great Wolf Lodge of Williamsburg, LLC
Great Wolf Williamsburg SPE, LLC
Mason Family Resorts, LLC
Scooops Tenant, LLC

By:	/s/ J. Michael Schroeder
	Name:	J. Michael Schroeder
	Title:	Secretary

cc:	Lawrence G. Wee, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP